VIA EDGAR

May 13, 2009	Mayer Brown LLP 350 South Grand Avenue 25th Floor Los Angeles, California 90071-1503 Main Tel (213) 229-9500 Main Fax (213) 625-0248 www.mayerbrown.com

David L. Orlic, Special Counsel Securities and Exchange Commission 100 F Street, N.E., Mail Stop 4561 Washington, DC 20549	James R. Walther Direct Tel (213) 229-9597 Direct Fax (213) 576-8153 jwalther@mayerbrown.com

Re:	Here Media Inc. Registration Statement on Form S-4 (File No. 333-156726)
Dear Mr. Orlic:
     On behalf of Here Media Inc. (the “Company” or “Here Media”), we are transmitting for filing via the EDGAR system Amendment No. 4 to the above-captioned Registration Statement (“Amendment No. 4”).
     Concurrently herewith, Here Media is submitting its written request that the Registration Statement be declared effective.
     In accordance with the Staff’s request, we confirm that we have been advised by PlanetOut and each of the HMI Entities that, since December 31, 2008, which is the date of their most recent respective balance sheets included in Amendment No. 4, and except as otherwise disclosed in Amendment No. 4, they believe there has been no material change in their respective financial conditions or results of operations, the disclosure of which would be necessary to an investor’s understanding of the financial condition and results of operations of the respective companies as of and for the three months ended March 31, 2009.
     Also in accordance with the staff’s request, we have included a new legal opinion, dated as of the date of this letter, regarding the legality of the stock to be issued by the Company, as Exhibit 5.1 to Amendment No. 4.
     As described in Amendment No. 4, we note that PlanetOut Inc. has agreed that the amount of cash the Company is required to have as a condition to closing of the proposed business combination may be reduced by the amount, not to exceed $1 million, spent for prints of and advertising expenses for a specified motion picture in exchange for the contribution to the Company at the closing of the United States distribution rights for that motion picture, including rights to certain revenues related thereto. This agreement is described on pages 6, 27 and 60 of Amendment No. 4.
     Amendment No. 4 has been marked to indicate the changes from Amendment No. 3 to the Registration Statement filed on April 30, 2009, in accordance with the provisions of Rule 310 of Regulation S-T. Clean and marked copies of Amendment No. 4, together with the exhibits
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Mayer Brown LLP
Securities Exchange Commission
May 13, 2009

thereto are being furnished to each of Mr. Matthew Crispino, Mr. Morgan Youngwood and Mr. Stephen Krikorian of the Staff.
     We have been informed that as of the date of this letter, the staff has no further comments.

Very truly yours, /s/ James R. Walther James R. Walther

cc:	Mr. Matthew Crispino, SEC Mr. Morgan Youngwood, SEC Mr. Stephen Krikorian, SEC Mr. Stephen Jarchow, Here Media Inc. Mr. Daniel Steimle, PlanetOut Inc. Mr. Michael Sullivan, Howard Rice